UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
13 March 2026
Transaction in Own Shares
NatWest Group plc (the 'Company') announces that, over the past week, it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
09 March 2026	566,304	574.4000	559.40	568.4561	LSE
09 March 2026	200,710	574.4000	559.20	568.1102	CHIX
09 March 2026	5,711	569.2000	563.40	567.3154	BATE
10 March 2026	21,783	588.0000	587.00	587.6652	LSE
10 March 2026	8,036	588.0000	587.00	587.7390	CHIX
10 March 2026	3,454	588.0000	587.80	587.9347	BATE
11 March 2026	479,540	591.6000	586.00	588.3039	LSE
11 March 2026	188,826	591.4000	586.20	588.4533	CHIX
11 March 2026	62,854	591.6000	585.80	588.4337	BATE
12 March 2026	938,781	586.4000	565.80	573.6103	LSE
12 March 2026	365,700	585.0000	565.60	573.7468	CHIX
12 March 2026	15,870	583.4000	566.00	575.6875	BATE
13 March 2026	656,309	576.6000	565.20	569.6416	LSE
13 March 2026	228,726	576.6000	566.00	570.0241	CHIX
13 March 2026	16,542	573.2000	567.00	568.3974	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2026, as announced on 16 February 2026.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 195,451,294 Ordinary Shares in treasury and have 7,989,979,302 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme relating to the Transactions is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/6650W_1-2026-3-13.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	13 March 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary